EXHIBIT 10.1

                         CONSENT OF INDEPENDENT AUDITORS








     We hereby consent to the incorporation by reference in the previously filed Registration Statements on Form S-8 (No. 333-110696, 333-100971 and 333-11650)
of B.O.S. Better Online Solutions Ltd. of our report dated March 22, 2004, with respect to the consolidated financial statements of B.O.S. Better Online Solutions Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2003.









                                             /S/ Kost Forer Gabbay & Kasierer

June 17, 2004                                KOST FORER GABBAY & KASIERER
Tel Aviv, Israel                             A member of Ernst & Young Global